Exhibit 19.0

PAID, INC.

Corporate Disclosure and Insider Trading Policy

1. Objective

The objective of this Corporate Disclosure and Insider Trading Policy (the “Policy”) of Paid, Inc. (the “Company”) is to ensure that communications to the investing public about the Company are:

(a)	timely, factual and accurate, and;
(b)	consistent and broadly disseminated in accordance with all applicable legal and regulatory requirements.

Everyone who invests in the Company’s securities should have equal access to information that may affect their investment decisions. Insiders of the Company and others who have received or have access to undisclosed Material Information (hereinafter defined) about the Company should not purchase or sell the Company’s securities or inform others of the undisclosed Material Information unless it is necessary in the ordinary course of business.

This Policy extends to all directors, officers, consultants and employees of the Company, any wholly-owned subsidiaries and those authorized to speak on the Company’s behalf. It covers:

(a)	disclosures in documents filed with the SEC;
(b)	written statements made in annual and quarterly reports, news releases, proxy statements, letters and other communications to shareholders;
(c)	speeches and presentations by senior management or other persons speaking on behalf of the Company;
(d)	information contained on the Company’s website and other electronic communications; and
(e)	oral statements made in meetings and telephone conversations with analysts and investors, interviews with the media as well as press conferences and conference calls.

Securities laws of the United States prohibit trading in the securities of a Company on the basis of “inside” information (information that is material and not available to the public). Anyone violating these laws is subject to personal liability and could face criminal penalties. In light of the severity of possible sanctions both to employees individually and to the Company, the Board of Directors has adopted this Policy. This Policy confirms in writing the Company’s existing practices. Its goal is to raise awareness of the Company’s approach among the Board of Directors, senior management, personnel, and others who may have received or have access to undisclosed Material Information about the Company.

Exhibit 19.0

2. Insiders

Insiders include:

●	all Directors;

●	all executive officers;

●	such other employees as are designated from time to time by the Board, the Chief Executive Officer or the Chief Financial Officer as being subject to this policy (the “Designated Employees”);

●	all family members of Directors, executive officers and Designated Employees who share the same address as, or are financially dependent on, the Director, executive officer or Designated Employee; and

●	all corporations, partnerships, trusts or other entities controlled by any of the above persons.

For the purposes of this Policy “Insider” shall also mean all employees and consultants (“personnel”) associated with the Company, and joint venture partners who receive or have access to Material Information.

3. Material Information

It is not possible to define all categories of Material Information but there are various categories of information that are particularly sensitive and, as a general rule, should always be considered material, such as merger and acquisition activities and material financial results. If there is uncertainty regarding the materiality of information, the Board of Directors (“Board”) shall make a determination. Insiders should be aware that both positive and negative information is generally considered to be Material Information if:

(a)	it would reasonably be expected to have a significant effect on the market price or value of the Company’s securities;
(b)	there is a reasonable likelihood that it would be considered important to and investor in making a decision regarding the purchase or sale of securities of the Company.

The Board will give consideration to the nature of the information itself, the volatility of the Company’s securities and prevailing market conditions.

4. Restriction on Disclosure of Material Information

No Insider shall disclose Material Information regarding the Company to any person or group of persons until it has been generally disseminated to the public in accordance with this Policy. Disclosure in individual or group meetings does not constitute adequate disclosure of information that is considered Material Information.

Exhibit 19.0

The Board may approve limited exceptions to this prohibition where disclosure is made to the Company’s auditors, legal counsel, underwriters or other professional advisors in the necessary course of the Company’s business.

5. Public Disclosure

The Company shall comply with all applicable laws and regulations regarding the timely disclosure of Material Information and changes. Once a decision is made that information is material, applicable securities laws and stock exchange rules may require in some circumstances prompt disclosure, and broad dissemination to the public in a manner that is both accurate and complete, whether favorable news or unfavorable news. The principal method of publicly disclosing Material Information will be by news release, using a news wire service that provides simultaneous distribution to widespread news services, financial media, and relevant stock exchanges and regulatory bodies. The Company will comply with the SEC’s rules and the rules of any listing agreement and regulations thereunder regarding the timing of release of news releases, and any requirement to obtain pre-clearance of news releases. The Company will file material change reports and Form 8-K reports when required in accordance with applicable securities laws and regulations.

In certain circumstances, the Company may determine certain Material Information may be withheld from the public for legitimate business purposes (for example if release of the information would prejudice negotiations in a corporate transaction), in which case the information will be kept confidential until the Board determines it is appropriate to publicly disclose that information.

All news releases should be accurate and complete and should contain enough detail to enable the media and investors to understand the substance and importance of the change being disclosed. All news releases from the Company shall be disseminated and pre-approved by the Board, or as it may otherwise designate from time to time. In addition, the Company’s corporate news releases and news releases relating to Material Information must be approved by the CEO or CFO.

6. Market Rumors

It is the Company’s general policy not to respond to market rumors or speculation unless required by applicable regulatory authorities. The standard response by the Company’s spokesperson to questions concerning rumors shall be “We do not comment on rumors”. However, any rumor that has had or is likely to have a substantial effect on the price of the Company’s securities will be clarified or confirmed in accordance with securities regulations.

7. Discussion Boards and Chat Rooms

Insiders are prohibited from participating in discussions of the Company’s corporate matters in chat rooms or bulletin boards. Insiders shall immediately report to the Board any discussion pertaining to confidential or previously undisclosed information regarding the Company which they find on the Internet.

Exhibit 19.0

8. Insider Trading Restrictions and Obligations

It is illegal for anyone to purchase or sell securities of any public company with knowledge of Material Information affecting that company that has not been publicly disclosed. Except in the necessary course of business, it is also illegal for anyone to inform any other person of confidential Material Information.

Insiders and employees with knowledge of confidential or Material Information about the Company or counter-parties in negotiations of potential material transactions, are prohibited from trading securities in the Company or any counter-party company until the information has been fully disclosed and a reasonable period of time has passed for the information to be widely disseminated.

No Insider may disclose or “tip” undisclosed Material Information to any other person (including family members), and no Insider may make recommendations or express opinions to any other person on the basis of undisclosed Material Information with regard to trading in securities of the Company.

No Insider who receives or has access to the Company’s undisclosed Material Information may comment on stock price movement or rumors of other corporate developments that are of possible significance to the investing public unless such person is authorized in writing by the Board.

Insiders are personally responsible for filing accurate and timely insider trading reports.

9. Exceptions

The prohibition on trading does not apply to the exercise of stock options granted under the stock option plan nor to the exercise of outstanding share purchase warrants, but does apply to the subsequent sale of any securities acquired thereunder.

10. Pre-Clearance of Trades

Occasionally, certain individuals may have access to undisclosed Material Information for a limited period of time. During such a period, such persons may be notified in writing or by electronic media (with acknowledgment of receipt) by the Board that they must obtain pre-clearance at any time prior to buying or selling securities of the Company. Examples of persons subject to pre-clearance by virtue of their jobs are members of the executive team and their administrative staff, investor relations, finance and business development departments.

Exhibit 19.0

11. Suspension of Trading and Trading Blackout Periods

There may be periods when it will be recommended by the Board that directors, officers, selected personnel and other persons suspend trading because of developments that have not yet been disclosed to the public. All those affected will be notified in writing or by electronic media (with acknowledgment of receipt by the Board and should not trade while the suspension is in effect nor disclose to others that trading has been suspended).

The Board will notify Insiders to whom the blackout period applies, in writing or by electronic media (with acknowledgment of receipt, advising as to the commencement and termination of the trading blackout period. During the blackout period, no individuals may purchase or sell securities of the Company. All parties with knowledge of special circumstances will be covered by the blackout and may include external advisors such as legal counsel, investment bankers and counter-parties in negotiations of potential material transactions. Insiders may not commence trading on the day a news release is issued. If the news release is after trading hours, then there should be no trading the next trading day. Insiders will receive electronic notification when a blackout has ended.

12. Questions

Questions concerning this Policy should be addressed to the Company’s Chief Financial Officer.

13. Distribution of Policy

This Policy will be circulated to all directors, officers and personnel upon approval by the Board and whenever changes are made. New personnel, directors and officers will be provided with a copy of this Policy and will be advised of its importance. This Policy will be brought to the attention of all Insiders on an annual basis.

14. Potential Civil, Criminal and Disciplinary Action

Each person is individually responsible for complying with the securities laws and this Policy, regardless of whether the Company has prohibited trading by that person or any other Insiders. Assuming the absence of undisclosed Material Information, as a general rule, the safest period for Insider trading is within the first ten trading days following the end of a blackout or suspension period. In order to ensure compliance with Insider trading regulations, Company Insiders are required under this Policy to wait a minimum of 48 hours after the end of the Blackout Period to begin trading Company securities.

An Insider who violates this Policy or U. S. insider trading or tipping laws may face disciplinary action up to and including termination of his or her employment with the Company without notice. The violation of this Policy may also violate certain securities laws. If the Company discovers that an Insider has violated any securities laws, it may refer the matter to the appropriate regulatory authorities, which could lead to penalties, fines or imprisonment.

Insiders may also be liable for improper transactions by any person (commonly referred to as a “tippee”) to whom they have disclosed previously undisclosed Material Information, or to whom they have made recommendations or the Company’s expressed opinions on the basis of such Material Information about trading securities.